May 30,  2014

VIA EDGAR CORRESPONDENCE

Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3030

Washington, DC 20549-7553

Re:	Dresser Rand Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 001-32586

Dear Mr. James:

Enhancement of Dresser-Rand Group Inc.’s (“Dresser-Rand” or the “Company”) disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all of our filings.  This letter sets forth the responses of Dresser-Rand to the comments of the Staff contained in the Staff’s letter dated May 8, 2014.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Multiple-element arrangements, page F-12

1.

We note your response to prior comment 1 and your proposed revised disclosures to state that you use the estimated selling price to allocate arrangement consideration in substantially all your multiple-element arrangements. Please clarify for us why you utilize the best estimate of the selling price and why you are unable to determine vendor-specific objective evidence or third-party evidence of estimated selling price. Refer to FASB ASC 605-25-30-2.

Dresser-Rand’s multiple element arrangements include combinations of designing, developing, manufacturing, modifying or commissioning complex products to customer specifications and providing services related to the performance of such products.  The deliverables under these arrangements are typically engineered to satisfy specific applications in competitive bidding situations.  In most of these arrangements, Dresser-Rand engineers solutions based upon equipment in its product platforms which are produced in standard manufacturing environments and priced using standard rates for purchased components and labor hours, which are representative of prices charged to customers.  Dresser-Rand also combines its manufactured equipment with other large pieces of equipment purchased from third party vendors which are similarly priced.  Within product platforms, the engineering performed in the design of a specific piece of equipment often results in aggregate pricing of a machine that, in comparison to a similarly named piece of equipment manufactured and sold previously, is sufficiently different as to render the respective sales prices to not be comparable.

A third party’s deliverables in a given bidding situation are not likely to be the same as the deliverables provided by Dresser-Rand, as different configurations of equipment can often be used to achieve similar results.  Consequently, a third party’s equipment would not be engineered in a manner sufficiently similar to Dresser-Rand’s equipment to be comparable.  Furthermore, Dresser-Rand’s value proposition is to provide the lowest total life cycle cost for an application.  The pricing of Dresser-Rand’s equipment will generally reflect the benefit of higher productive uptime of the equipment, due amongst other design features, to the modular nature of the cartridge allowing for faster exchange, resulting in lower maintenance costs in the future and better lifetime costs of ownership.  The selling price of equipment manufactured by other third parties would be priced based on their respective value propositions. By analogy, different brands of automobiles result in different pricing because of their inherent differences such as fuel efficiency, maintenance requirements, residual value and safety.

Dresser-Rand has a robust quoting and pricing process for each major category of deliverable which is used to allocate sales value in its multiple-element arrangements.  In addition to the factors discussed previously, this pricing process considers several external and internal factors including, but not limited to, pricing practices, margin objectives, internal costs, and geographies in which Dresser-Rand offers products and services.  This pricing process is consistently applied for each category of deliverable regardless of whether Dresser-Rand sells a deliverable separately or as part of a multi-element arrangement.

Note 3. Acquisitions and Other Investments, page F-16

2.

We note your response to prior comment 4. Please revise future filings to more clearly disclose the facts and circumstances surrounding the purchase price dispute and to indicate the status of resolving the dispute in arbitration. Please provide disclosure similar to your response which complies with FASB ASC 450-20-50-1. Please provide us with a copy of your proposed revised disclosure.

Dresser-Rand acknowledges the Staff’s comment and will provide enhanced disclosure of the purchase price dispute in future filings.  The enhanced disclosure is below and will appear in Note 13, “Commitments and Contingencies” in Dresser-Rand’s quarterly report on Form 10-Q for the three and six months ended June 30, 2014.

Guascor Purchase Price Dispute

On May 4, 2011, the Company acquired all of the issued and outstanding capital stock of Grupo Guascor, S.L. (“Guascor”) pursuant to a Share Purchase Agreement (the “SPA”) for approximately $543.2.  The purchase price was subject to a further adjustment to the extent that net debt (debt minus cash) at the end of business on May 4, 2011 was different from €124.5. Pursuant to the SPA, this adjustment is to be computed on the basis of Spanish GAAP.

The Company and the sellers of Guascor (“Sellers”) are in dispute about the amount of the purchase price adjustment set out in the SPA. In some cases, the Sellers and the Company have opposing views as to the amount that should be included in the price adjustment.  In other cases, the Sellers and the Company are in dispute as to whether certain items should be included in the net debt computation.  In accordance with the provisions of the SPA, the parties are resolving this dispute under an arbitration in the International Court of Commerce (“ICC”) and before a French court appointed expert.  Based upon its interpretation of Spanish GAAP, the Company is disputing approximately $52.2 with the Sellers, which includes approximately $10.0 associated with a grant received by one of Guascor’s subsidiaries, Enviroil Italia, S.p.A. (“Enviroil”).  In January 2010, the authority that issued the grant issued a decree declaring Enviroil in default of the grant agreement and ordered Enviroil to reimburse the grant.  In 2013, the grant dispute was settled, the Company returned the grant, and the Sellers reimbursed the Company $10.0 pursuant to an indemnification obligation in the SPA.

The Company has recorded a receivable from the Sellers for the purchase price adjustment, net of an allowance for the Company’s best estimate of amounts collectible.  This allowance was established by considering, for each disputed item, the Company’s view of its position under Spanish GAAP,  uncertainties around the expert’s interpretation of Spanish GAAP, and the collectability of the amounts. As additional information becomes known and disputed items are resolved, changes to the allowance will be recorded directly to net income.  The final resolution of these amounts could take several months and potentially years if appeals are pursued.  The final amount could be materially different than the net receivable recorded by the Company, although the Company does not believe that the difference could have a material adverse effect on the Company.

Note 25. Subsequent Event, page F-47

3.

Please refer to prior comment 7. Please revise future filings to include the disclosures required by FASB 360-10-50-2. Please provide us a copy of your proposed disclosure. In your response, please note to describe the nature and extent of the role played by the valuation firm in determining the valuation of the assets and clarify the extent to which any statements are attributed to the valuation expert as opposed to your management. In this regard, we also refer you to the guidance provided in Question 233.02 of Division’s C&DI to the Securities Act Rules which can be found at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Dresser-Rand acknowledges the Staff’s comment and will provide enhanced asset impairment disclosure in future filings.

In drafting the disclosure, Dresser-Rand considered Question 233.02 of Division’s C&DI to the Securities Act Rules suggested by the Staff.  Since that guidance stated that there is no requirement to make reference to a third party expert to the extent Dresser-Rand relied on the third party expert’s valuation in connection with the preparation of its Form 10-K, the draft disclosure below does not make reference to the third party expert.  In addition, Dresser-Rand did not include in its draft disclosure the nature and extent of the role played by the valuation firm in determining the valuation of the assets and the extent to which any statements were attributed to the valuation expert as opposed to its management.  Dresser-Rand has, however, provided this information separately below in response to the Staff’s question.  Dresser-Rand also does not believe a consent from the third party expert would be required as a result of the proposed disclosure below as drafted.

For purposes of its original response to prior comment 7, Dresser-Rand provided a significant amount of detail to the Staff related to procedures performed by the third party valuation firm on Dresser-Rand’s behalf in an effort to be complete in its response. With regard to the third party valuation firm’s role, the third party valuation firm used data provided by Dresser-Rand regarding the current cost of a typical similar cogeneration facility and production hours and current overhaul data to perform current replacement cost calculations. The third party valuation firm benchmarked the Dresser-Rand provided current replacement cost of a typical similar cogeneration facility against independent sources.  The third party valuation firm also contacted brokers for comparable market values.  Dresser-Rand reviewed the assumptions and the results of these analyses with the third party valuation firm and ultimately estimated the amount of the impairment charge.

The enhanced disclosure is below and will appear in Note 7, “Property, Plant and Equipment” in Dresser-Rand’s quarterly report on Form 10-Q for the three and six months ended June 30, 2014.

Impairment of Spanish Cogeneration Facilities

The Company owns and operates six cogeneration facilities in Spain. The Spanish government published a draft regulation at the beginning of February 2014 that reflects a reduction in the tariffs of approximately 37%, which, if enacted, would be retroactive to July 2013. In view of the pending change in the tariffs, the Company has decided to suspend the operations at its six facilities, although discussions with the Spanish government are ongoing.

The draft regulation is a clarification of a law that was passed in 2013.  The law did not have sufficient specificity to reasonably estimate the change in the tariff without clarification, but did provide that the existing tariffs would be paid on a provisional basis until the clarification occurred.  Before the clarification was issued, the Company believed there would not be a material change in the tariff, and therefore did not believe that assets would be impaired.  Once the clarification occurred, the Company determined that operating the cogeneration facilities would not be justified by the reduced tariff level.  Because the clarification in

February 2014 related to the 2013 law, the Company recorded the resulting impairment charge of $40.0 in the three months ended December 31, 2013.  The impairment charge solely impacted the aftermarket parts and services segment.

The impaired assets included land, power generation equipment, cogeneration plant equipment and structures. The land was valued using the market approach and the machinery and equipment was valued using the cost approach. The income approach was considered and applied at the overall asset group level, but the income approach was not applied to the individual assets because these assets contribute to earnings jointly with many other economic factors.  No value was placed on the structures because it was determined that buildings would not be necessary for the highest and best use of the land.

The market approach was applied to the land based on discussions with local brokers considering the land’s size, shape, zoning, location, and other similar factors. This methodology was used because comparable land transactions and comparable current listings could not be located.

The current replacement cost of a typical similar cogeneration facility was the basis used to estimate the replacement cost of the machinery and equipment.  Recoverability adjustments were applied to the current replacement cost based upon production hours since the last overhaul to reduce the estimated fair value accordingly.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 1. Financial Statements

Note 3. Other Investments, page 13

4.

You disclose that D-R Arabia has until May 22, 2014 to satisfy two issues raised by the Saudi Arabian General Investment Authority (“SAGIA”), concerning adding licensing to provide services works and increasing its capitalization. You note that the filings require the approval of both shareholders of the joint venture company and ARPIC (your joint venture partner) has been unwilling to provide its signed approvals of these filings. You also disclose that if the filings are not made by this date and SAGIA does not provide any further extensions, this joint venture company may have to cease its operations, which could have a material adverse effect. Please tell us the status of this matter and explain to us the nature of the potential material adverse effect to which you refer.

During the start-up phase, D-R Arabia incurred losses and made capital expenditures requiring additional funding, which by the terms of the Agreement, the parties were to share in based on their ownership.

ARPIC raised concerns about the start-up losses incurred by D-R Arabia.  In addition, the parties are in dispute regarding the amount of commissions owed to an affiliate of ARPIC by Dresser-Rand affiliates.  Ultimately, in the interest of resolving the disputes, the parties entered into an agreement in April 2013 in which Dresser-Rand agreed to accept a reduced participation from ARPIC related to operating losses incurred by the entity.  However, ARPIC is disputing that agreement.

The Articles of Incorporation for D-R Arabia allow for the provision of products and services related to the products made by D-R Arabia in the Kingdom of Saudi Arabia.  However, the operating license received from SAGIA was not broad enough because it excluded services of other equipment.  The business venture agreement between the parties provides that a license will be pursued for such services.  Upon realizing that D-R Arabia did not have a broad enough license, SAGIA instructed D-R Arabia to obtain a license to provide services for other equipment and provided an extension to obtain the license until May 22, 2014. SAGIA also indicated that D-R Arabia had until May 22, 2014, to increase its capital.  We believe the instruction relates to D-R Arabia’s ability to qualify for claiming an exemption for certain duties that have been paid of approximately $300,000 and further anticipated payments of approximately $200,000.  The capital increase is accomplished with an amendment to the articles, which has to be approved by both shareholders.  The increase in the operating license is accomplished through a board resolution, which also requires support from both shareholders.

At the time of the filing of its Form 10-Q for the three months ended March 31, 2014, Dresser-Rand was assessing whether the capital deficiency or the issue with the services license could result in SAGIA forcing D-R Arabia to cease operations if either of the issues were not resolved.  If D-R Arabia had been forced to cease operations, a material adverse effect could result by virtue of a material impairment of the building, which had a net book value of approximately $27.5 million. Dresser-Rand’s intent in Note 3 was to provide cautionary language to the readers of the financial statements in the event D-R Arabia was forced to cease its operations in a future quarter, and it was subsequently determined that D-R Arabia’s building was materially impaired.

More recently, Dresser-Rand has determined that the capital deficiency would not result in a forced shut down, but would only limit its ability to claim an exemption of certain duties.   Dresser-Rand has also subsequently determined that SAGIA could not force D-R Arabia to cease operations as long as it adheres to the existing license. Further, SAGIA has granted another extension until June 22, 2014.  Based on these determinations, the failure to file the documents with SAGIA is not expected to cause a material impairment.

As of the date of this response, the Company believes that ARPIC is on the verge of entering into a Heads of Agreement with the Company, whereby the requisite documents requested by SAGIA will be filed and which reflects the parties’ intent to restructure the business venture to resolve their differences.

In connection with its response, Dresser-Rand acknowledges that:

•	Dresser-Rand is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Dresser-Rand may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone me at (713) 354-5858, or Mark Mai, our Vice President, General Counsel and Secretary, at (713) 973-5356.

Sincerely,

/s/ Raymond L. Carney Jr.
Raymond L. Carney Jr.
Vice President, Controller and Chief
Accounting Officer